UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 10

Universal Security Instruments, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

913821302
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913821302

1.	NAMES OF REPORTING PERSONS North Star Investment Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 260,325
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 260,325
	8.	SHARED DISPOSITIVE POWER 33,736
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,061
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9% (See Item 4 below)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 913821302

The information regarding the number of shares beneficially owned by the Reporting Person set forth on the cover page of this Schedule 13G/A, above, and in Item 4, below, is as of December 31, 2013, and supersedes the analogous information previously provided by the Reporting Person in its Schedule 13G/A for the current event date of December 31, 2013.

Item 1 (a) Name of Issuer

Universal Security Instruments, Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices

11407 Cronhill Drive, Suite A, Owings Mills, Maryland 21117

Item 2 (a) Name of Person Filing

North Star Investment Management Corp.

Item 2 (b) Address of Principal Business Office or, if None, Residence

20 N. Wacker Drive, Suite 1416, Chicago, Illinois 60606.

Item 2 (c) Citizenship

Delaware

Item 2 (d) Title of Class of Securities

Common Stock

Item 2 (e) CUSIP Number

913821302

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K);

Item 4 Ownership

The information reported below in this Item 4 is as of December 31, 2013. The percentage set forth in Item 4(b) is based on 2,287,887 shares of Common Stock outstanding as of November 12, 2013, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2013 (filed November 14, 2013).

(a)	Amount beneficially owned: 294,061
(b)	Percent of class: 12.9%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 260,325
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition: 260,325
(iv)	Shared power to dispose or to direct the disposition: 33,736

Item 5 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

As of December 31, 2013, the following person was known to the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of more than 5% of the Common Stock of the Issuer:

North Star Micro Cap Fund

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8 Identification and Classification of Members of the Group

Not Applicable.

Item 9 Notice of Dissolution of Group

Not Applicable.

Item 10 Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a -11.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2014

NORTH STAR INVESTMENT MANAGEMENT CORP.

By: /s/ Peter Gottlieb
            Name: Peter Gottlieb
            Title: President